UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11)

Merge Healthcare Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

589499102
(CUSIP Number)

Merrick Venture Management Holdings, LLC
350 North Orleans Street
10th Floor
Chicago, Illinois 60654
(312) 994-9494

With a Copy to:

Sanford E. Perl, P.C.
Gerald T. Nowak, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	589499102	13D	Page 2
1	NAMES OF REPORTING PERSONS

Michael W. Ferro, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
IN

CUSIP NO.	589499102	13D	Page 3
1	NAMES OF REPORTING PERSONS

Merrick Venture Management Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
OO

CUSIP NO.	589499102	13D	Page 4
TABLE OF CONTENTS

ITEM 1. SECURITY AND ISSUER

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

SIGNATURES

ITEM 1. SECURITY AND ISSUER

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D (the original Schedule 13D, as amended prior to the date hereof, is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on June 16, 2008.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 11 is being filed to report a change in the investment intent of the Reporting Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of October 13, 2015, the Reporting Persons no longer beneficially own any securities of Merge Healthcare Incorporated (the “Company” or “Merge”).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

Effective October 13, 2015, Datong Acquisition Corp. (“Merger Sub”), and a wholly owned subsidiary of International Business Machines Corporation (“Parent”), completed its merger (the “Merger”) with and into the Company pursuant to the terms of the Agreement and Plan of Merger, dated as of dated as of August 6, 2015 (as amended, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Company was the surviving corporation in the Merger and, as a result, is now a wholly owned subsidiary of Parent. As a result, the shares of common stock beneficially owned by the Reporting Persons were cancelled and extinguished and converted into the right to receive cash in an amount equal to $7.13 per share of common stock, without interest thereon. Accordingly, the Reporting Persons no longer beneficially own any securities of the Company.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2015

MERRICK VENTURE MANAGEMENT
HOLDINGS, LLC

By:	/s/ Michael W. Ferro, Jr.
Name:	Michael W. Ferro, Jr.
Title:	Managing Member

By:	/s/ Michael W. Ferro, Jr.
Michael W. Ferro, Jr.